EXHIBIT 99.1

Equinox Gold and Leagold Mining Complete Merger to Create Premier Americas Gold Producer

VANCOUVER, March 10, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") and Leagold Mining Corporation (TSX: LMC, OTCQX: LMCNF) ("Leagold") have combined their businesses, creating one of the world's top gold producing companies operating entirely in the Americas.

Ross Beaty, Executive Chair of Equinox Gold, stated: "We have created a major gold producer by combining the assets and leadership teams of Equinox Gold and Leagold, with a peer-leading growth profile and powerful financial, technical and operational management. Equinox Gold now has six producing mines, two development projects, two expansion projects and the financial capacity to fund its development plans. On behalf of the entire Equinox Gold team I thank our outgoing directors, Marcel de Groot, Jacques McMullen and Sam Drier, for their guidance and support, and I personally welcome Neil Woodyer as Vice Chair, as well as Gordon Campbell, Peter Marrone and General Wesley Clark to the new Board of Directors. I look forward to working with the combined management team as we further build Equinox Gold into an important global gold producer."

The Board of Directors and leadership teams of the companies have been combined as follows:

Board of Directors		Executive Team
Ross Beaty	Executive Chair	Christian Milau	Chief Executive Officer
Neil Woodyer	Vice Chair	Greg Smith	President
Len Boggio	Director	Attie Roux	Chief Operating Officer
Tim Breen	Director	Peter Hardie	Chief Financial Officer
Gordon Campbell	Director	Doug Reddy	EVP Technical Services
General Wesley K. Clark	Director
Marshall Koval	Director
Peter Marrone	Director

Equinox Gold common shares and warrants will continue trading on the Toronto Stock Exchange and NYSE American Stock Exchange with no changes.

Leagold shares are expected to be de-listed on or about March 11, 2020. Leagold shareholders will receive 0.331 of an Equinox Gold common share for each Leagold share held. Each Leagold warrant and option will become exercisable for Equinox Gold common shares, as adjusted in accordance with the exchange ratio. Leagold shares deposited in an online trading account will update automatically to reflect the conversion to Equinox Gold shares, generally within two weeks of closing. Leagold shareholders who still hold physical share certificates or DRS Statements must submit a Letter of Transmittal to Equinox Gold's transfer agent, Computershare Investor Services Inc., to receive new Equinox Gold share certificates. Additional information regarding the process is available on Equinox Gold's website at www.equinoxgold.com.

The concurrent US$670 million debt and equity financings associated with the merger have also been completed. Terms of the financings are described in the joint management information circular dated December 20, 2019 that is available for download on Equinox Gold's website, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two projects in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes & Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". These include statements regarding the growth potential of the Company. When used in this news release, words such as "will", "growth", "objective", "look forward", "strategy", "execute on" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the timing regarding de-listing of Leagold's shares, the Company's ability to realize the synergies anticipated with the business combination, the Company's growth potential, activities underway at the Company's portfolio of assets, and the Company's ability to successfully advance its development and expansion projects and achieve its growth objectives. These forward-looking statements involve numerous risks and uncertainties, including the risk factors identified in Equinox Gold's Annual Information Form dated December 31, 2018, the joint information circular for the Leagold merger dated December 20, 2019, and in Equinox Gold's year-end MD&A dated February 28, 2020, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 15:54e 10-MAR-20